Mail Stop 6010


January 18, 2006

Mr. Stephan W. Zumsteg
Chief Financial Officer
Energy Conversion Devices, Inc.
2956 Waterview Drive
Rochester Hills, Michigan 48309

      Re:	Energy Conversion Devices, Inc.
      Form 10-K for the fiscal year ended June 30, 2005
		File No. 1-8403

Dear Mr. Zumsteg,

	We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.




      Sincerely,


							Martin F. James
							Senior Assistant Chief
Accountant